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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
October 31, 2007
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

Trading Symbols
JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1
Issuer code	HAPS
FINANCIAL REVIEW FOR THE FIRST QUARTER ENDING 30 SEPTEMBER 2007
QUARTERLY HIGHLIGHTS
* Cash operating costs down by 12.5%
* Underground grades improved by 7.1%
* Gold production up by 12.8%
* Internal due diligence of assets complete
FINANCIAL SUMMARY FOR THE FIRST QUARTER ENDING 30 SEPTEMBER 2007
All results exclude Discontinued Operations unless indicated otherwise.

		Quarter*	Quarter	Q-on-Q
		June 2007	September 2007	% change
Gold produced	- kg	14 126	15 940	12.8
	- oz	454 159	512 480	12.8
Cash costs	- R/kg	148 993	130 416	12.5
	- $/oz	654	572	12.5
Cash operating profit	- Rm	34	411	1 108.8
	- US$m	5	58	1 060.0
Cash earnings	- SA c/s	8	103	1 187.5
	- US c/s	1	15	1 400.0
Basic profit/(loss)	- SA c/s	(34)	(120)	(252.9)
	- US c/s	(5)	(17)	(240.0)
Headline profit/(loss)	- SA c/s	(72)	(21)	70.8
	- US c/s	(10)	(3)	70.0
Fully diluted earnings/(loss)	- SA c/s	(34)	(120)	(252.9)
	- US c/s	(5)	(17)	(240.0)

		Quarter*	Financial year
		September 2006	2007
Gold produced	- kg	16 519	61 879
	- oz	531 095	1 989 445
Cash costs	- R/kg	96 192	110 964
	- $/oz	419	479
Cash operating profit	- Rm	791	2 282
	- US$m	110	319
Cash earnings	- SA c/s	199	574
	- US c/s	28	80
Basic profit/(loss)	- SA c/s	68	238
	- US c/s	9	33
Headline profit/(loss)	- SA c/s	66	129
	- US c/s	9	18
Fully diluted earnings/(loss)	- SA c/s	67	235
	- US c/s	9	33

*	Restated.
TOTAL OPERATIONS — QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

For the quarter ended
		30 September	30 June
		2007	2007
Continuing operations
Ore milled	- t’000	5 392	4 421
Gold produced	- kg	15 940	14 126
Gold price received	- R/kg	156 176	151 383
Cash operating costs	- R/kg	130 416	148 993
Discontinuing operations
Ore milled	- t’000	870	887
Gold produced	- kg	1 996	2 270
Gold price received	- R/kg	153 177	152 600
Cash operating costs	- R/kg	165 442	150 342

	R million	R million
Continuing operations
Revenue	2 489	2 139
Cash operating costs	(2 078)	(2 105)
Cash operating profit	411	34
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities	(224)	(225)
Corporate expenditure	(72)	(89)
Reversal of provision for rehabilitation costs	—	20
Operating profit/(loss)	115	(260)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities	(12)	(11)
Care and maintenance costs of restructured shafts	(9)	(10)
Share based compensation	(10)	(3)
Exploration expenditure	(44)	(61)
Impairment of assets	—	123
Loss from associates	—	(1)
Gain on financial instruments	4	29
(Loss)/profit on sale of property, plant and equipment	(2)	93
Other expenses — net	(19)	(49)
Provision for former employees’ post retirement benefits	—	13
Mark-to-market of listed investments	34	31
Loss on sale of listed investment	(459)	(37)
Investment income	67	85
Finance cost	(133)	(216)
Loss before taxation	(468)	(274)
Taxation	(10)	138
Net loss from continuing operation	(478)	(136)
Discontinued operations
Loss from discontinued operations	(92)	(243)
Loss from measurement to fair value less cost to sell	(7)	(274)
	(577)	(653)
Loss per share from continued operations attributable to the equity holders of the Company during the year (cents)
- Basic loss *	(120)	(34)
- Headline loss *	(21)	(72)
- Fully diluted loss ** ***	(120)	(34)
- Loss per share from discontinued operations attributable to the equity holders of the Company during the year (cents)
- Basic loss *	(24)	(129)
- Headline loss *	(22)	(61)
- Fully diluted loss ** ***	(24)	(129)

Prepared in accordance with International Financial Reporting Standards

*	Calculated on weighted average number of shares in issue at quarter end 30 September 2007: 399.5 million (30 June 2007: 398.6 million).

**	Calculated on weighted average number of diluted shares in issue at quarter end 30 September 2007: 402.8 million (30 June 2007: 403.1 million).

***	The effect of the share options is anti-dilutive.

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)

		For the period ended
		30 September	30 September
		2007	2006
	Notes		(restated)*
		R million	R million
Continuing operations
Revenue		2 489	2 380
Production cost (exclusive of amortisation and depreciation of mining properties, mine development costs and mine plant facilities)	2	(2 078)	(1 589)
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(224)	(233)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities		(12)	(17)
Corporate expenditure		(72)	(56)
Exploration expenditure		(44)	(34)
Care and maintenance costs of restructured shafts		(9)	(17)
Share-based compensation		(10)	(11)
Reversal of provision for rehabilitation costs		—	(2)
(Loss)/profit on sale of property, plant and equipment		(2)	13
Gain on financial instruments	3	4	19
Other (expenses)/income — net		(19)	19
Operating profit		23	472
Loss from associates	4	—	(48)
Loss on sale of listed investment	5	(459)	—
Mark-to-market of listed investments		34	24
Investment income		67	37
Finance cost		(133)	(93)
(Loss)/profit before tax		(468)	392
Taxation		(10)	(123)
Net (loss)/profit from continuing operations		(478)	269
Discontinued operations
(Loss)/profit from discontinued operations	6	(92)	8
Loss from measurement to fair value less cost to sell	6	(7)	—
Net (loss)/profit		(577)	277
(Loss)/earnings per share for profit from continued operations attributable to the equity holders of the Company during the year (cents)	7
- Basic (loss)/earnings		(120)	68
- Fully diluted (loss)/earnings		(120)	67
(Loss)/earnings per share for profit from discontinued operations attributable to the equity holders of the Company during the year (cents)	7
- Basic (loss)/earnings		(24)	2
- Fully diluted (loss)/earnings		(24)	2
The accompanying notes are an integral part of these condensed consolidated financials statements.

* The comparative figures for 2006 were adjusted to exclude the discontinued operations.

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

		At	At	At
		30 September	30 June	30 September
		2007	2007	2006
	Notes	(Unaudited)	(Audited)	(Unaudited)
		R million	R million	R million
ASSETS
Non-current assets
Property, plant and equipment		24 899	24 398	23 849
Intangible assets		2 308	2 307	2 270
Restricted cash		5	5	286
Investments in financial assets		1 461	1 387	2 306
Investments in associates	5	7	7	1 860
Deferred income tax		1 914	2 321	1 643
Trade and other receivables		100	95	82
		30 694	30 520	32 296
Current assets
Inventories		790	742	730
Investments in financial assets		—	2 484	—
Trade and other receivables		778	918	871
Income and mining taxes		26	16	25
Restricted cash		—	274	—
Cash and cash equivalents		1 567	711	582
		3 161	5 145	2 208
Non-current assets classified as held for sale	6	1 279	1 284	—
		4 440	6 429	2 208
Total assets		35 134	36 949	34 504
EQUITY AND LIABILITIES
Share capital and reserves
Share capital		25 652	25 636	25 521
Other reserves		20	(349)	(88)
Accumulated loss		(2 258)	(1 681)	(1 738)
		23 414	23 606	23 695
Non-current liabilities
Borrowings	8	3 842	1 743	2 637
Deferred income tax		4 602	5 000	4 092
Derivative financial instruments	9	—	—	609
Provisions for other liabilities and charges		1 231	1 216	1 009
		9 675	7 959	8 347
Current liabilities
Trade and other payables		1 421	1 755	1 448
Borrowings		15	2 855	1 006
Bank overdraft		—	220	—
Shareholders for dividends		7	7	8
		1 443	4 837	2 462
Liabilities directly associated with non-current assets classified as held for sale	6	602	547	—
		2 045	5 384	2 462
Total equity and liabilities		35 134	36 949	34 504
Number of ordinary shares in issue		400 011 182	399 608 384	397 549 945
Net asset value per share (cents)		5 853	5 902	5 960
The accompanying notes are an integral part of these condensed consolidated financials statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD ENDING 30 SEPTEMBER 2007 (Rand)

	Issued share	Other	Retained
	capital	reserves	earnings	Total
	R million	R million	R million	R million
Balance as 1 July 2007	25 636	(370)	(1 681)	23 585
Issue of share capital	16	—	—	16
Currency translation adjustment and other	—	390	—	390
Net earnings	—	—	(577)	(577)
Balance as at 30 September 2007	25 652	20	(2 258)	23 414
Balance as 1 July 2006	25 489	(271)	(2 015)	23 203
Issue of share capital	32	—	—	32
Currency translation adjustment and other	—	183	—	183
Net loss	—	—	277	277
Balance as at 30 September 2006	25 521	(88)	(1 738)	23 695
SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDING 30 SEPTEMBER 2007 (Rand)(unaudited)

	Three months	Three months	Three months
	ended	ended	ended
	30 September	30 September	30 June
	2007	2006	2007
	R million	R million	R million
Cash flow from operating activities
Cash generated/(utilised) by operations	54	471	(248)
Interest and dividends received	69	39	87
Interest paid	(59)	(45)	(83)
Income and mining taxes paid	(12)	—	(11)
Cash generated/(utilised) by operating activities	52	465	(255)
Cash flow from investing activities
Decrease/(increase) in restricted cash	274	(30)	225
Net proceeds on disposal of listed investments	1 310	30	166
Acquisition of investment in associate	—	—	—
Net additions to property, plant and equipment	(833)	(562)	(784)
Other investing activities	(51)	—	(10)
Cash generated/(utilised) by investing activities	700	(562)	(401)
Cash flow from financing activities

	Three months	Three months	Three months
	ended	ended	ended
	30 September	30 September	30 June
	2007	2006	2007
	R million	R million	R million
Long-term loans raised	286	—	651
Ordinary shares issued - net of expenses	19	32	37
Dividends paid	—	—	(7)
Cash generated by financing activities	305	32	681
Foreign currency translation adjustments	20	(4)	(7)
Net increase/(decrease) in cash and equivalents	1 077	(69)	18
Cash and equivalents - beginning of period	494	651	476
Cash and equivalents - end of period	1 571	582	494
RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/(UTILISED) BY OPERATIONS FOR THE PERIOD ENDING 30 SEPTEMBER 2007 (Rand)

	Three months	Three months	Three months
	ended	ended	ended
	30 September	30 September	30 June
	2007	2006	2007
	R million	R million	R million
Cash operating profit	386	891	39
Other cash items per income statement:
Other income (Including interest received and profit on sale of mining assets)	41	67	138
Employment termination, restructuring and care and maintenance costs	(12)	(20)	(14)
Corporate, administration and other expenditure	(77)	(59)	(87)
Exploration expenditure	(55)	(41)	(70)
Provision for rehabilitation costs	—	(2)	(1)
Cash flow statement adjustments:
Cost of close out of hedges	—	(55)	(367)
Profit on sale of mining assets	3	(13)	(93)
Interest and dividends received	(69)	(39)	(87)
Other non-cash items	(22)	(34)	(9)
Effect of changes in operating working capital items:
Receivables	59	(150)	241
Inventories	(54)	(64)	(143)
Accounts payable	276	66	244
Accrued liabilities	(422)	(76)	(39)
Cash generated/(utilised) by operations	54	471	(248)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDING 30 SEPTEMBER 2007
1. Basis of accounting
The condensed consolidated interim financial statements for the period ended 30 September 2007 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2007. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting and should be read in conjunction with the financial statement as at and for the year ended 30 June 2007.

New accounting standards and IFRIC interpretations
Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2008. These new standards and interpretations have not been early adopted by the Group and a reliable estimate of the impact of the adoption thereof for the Group cannot yet be determined for all of them, as management are still in the process of determining the impact thereof on future financial statements. At the date of finalising of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

Title	Effective date
New Statement
• IFRS 8 Operating segments	#	Financial year commencing on or after 1 January 2009

Amendments
• IAS 23 (Revised) Borrowings Costs (Revised March 2007)	#	Financial year commencing on or after 1 January 2009

New Interpretation
• IFRIC 12 Service Concession Arrangements	#	Financial year commencing on or after 1 January 2008

#	Not yet assessed
2. Cash operating profit
The format of the income statement is now presented `by nature’ as per the requirements of IFRS 5. The major differences is that `cash operating costs’ and `cash operating profit’ are not reflected on the face of the income statement anymore. `Cash operating costs’ are now included under `Production costs’.
If no change was effected, the cash operating profit would have been as following:

	30 September	30 September
	2007	2006
	R million	R million
Revenue	2 489	2 380
Cash operating costs	(2 078)	(1 589)
Cash operating profit	411	791
3. Gain/(loss) on financial instruments
The Australian gold hedge book was closed out during the June 2007 quarter, leaving only the Abelle Limited forward exchange contract that resulted in a marked-to-market gain of R4.4 million.
4. Investment in associate
Harmony accounted for its 29.2% stake in Western Areas Limited through its subsidiary, ARMgold/Harmony Joint Investment Company Pty Ltd, on the equity basis for accounting until 1 December 2006. On this date Harmony excepted Gold Fields Limited’s (GFI) offer of 35 GFI shares for every 100 Western Area Limited shares held. The remaining investment in the Goldfields shares were sold during the September 2007 quarter for a loss of R459 million, refer to note 5.

	30 September	30 September
	2007	2006
	R million	R million
5. Loss on sale of listed investments
Loss on sale of investment in Gold Fields Limited	459	—
	459	—

	30 September	30 September
	2007	2006
	R million	R million
6. Non-current assets held for sale and discontinued operations
The assets and liabilities related to Mt Magnet and South Kal (operations in Australia), ARMgold Welkom and Orkney operations (operations in the Free State and Northwest areas), and Kudu and Sable (operations in the Free State area), which have been presented as held for sale following the approval of the Group’s management and the Board of Directors on 20 April 2007

Operating cash flows	(46)	86
Investing cash flows	18	(418)
Financing cash flows	—	—
Foreign exchange translation adjustment	(3)	6
Total cash flows	(31)	(326)
(a) Non-current assets classified as held for sale
Property, plant and equipment	970	—
Restricted cash	5	—
Investment financial assets	67	—
Deferred income tax	47	—
Inventories	127	—
Trade and other receivables	47	—
Income and mining taxes	12
Cash and cash equivalents	4	—
	1 279	—

(b) Liabilities directly associated with non-current assets classified as held for sale
Borrowings	1	—
Deferred income tax	23	—
Provisions for other liabilities and charges	312	—
Trade and other payables	266	—
	602	—

(c) Analysis of the results of discontinued operations, and the results recognised on the re-measurement of assets or disposal group
Revenue	306	410
Expenses	(401)	(403)
(Loss)/profit from discontinued operations before tax	(95)	7
Taxation	3	1
(Loss)/profit from discontinued operations after tax	(92)	8
Pre-tax loss recognised on the re-measurement of assets of disposal	(10)	—
Taxation	3	—
Profit for the year from discontinued operations	(99)	8
7. (Loss)/earnings per share
(Loss)/earnings per share is calculated on the weighted average number of shares in issue for the quarter ended 30 September 2007: 399.5 million (30 June 2007: 398.6 million; 30 September 2006: 396.8 million)
The fully diluted (loss)/earnings per share is calculated on weighted average number of diluted shares in issue for the quarter ended 30 September 2007: 402.8 million (30 June 2007: 403.1 million; 30 September 2006: 402.9 million). The effect of the share options is anti-dilutive.

	30 September	30 June	30 September
	2007	2007	2006
	R million	R million	R million
Total (loss)/earnings per share (cents):
– Basic (loss)/earnings	(143)	(163)	70
– Headline (loss)/earnings	(43)	(133)	66
– Fully diluted (loss)/earnings	(143)	(163)	69
Reconciliation of headline earnings/(loss)

	30 September	30 June	30 September
	2007	2007	2006
	R million	R million	R million
Continued operations
Net (loss)/profit	(478)	(136)	269
Adjusted for:
Loss/(profit) on sale of property, plant and equipment	1	(66)	(14)
Loss on sale of listed investment	392	31	—
Reversal of impairment of assets	—	(117)	—
Headline profit/(loss)	(84)	(288)	255
Discontinued operations
Net (loss)/profit	(99)	(517)	8
Adjusted for:
Impairment of assets	7	274	—
Headline (loss)/profit	(92)	(243)	8

	30 September	30 September
	2007	2006
	R million	R million
8. Borrowings
Unsecured long-term borrowings
Convertible unsecured fixed rate bonds	1 562	1 482
Rand Merchant Bank term loan facility	—	1 000
Africa Vanguard Resources (Proprietary) Limited	32	32
	1 594	2 514
Less: Short term portion	—	(1 000)
Total unsecured long-term borrowings	1 594	1 514
Secured long-term borrowings
Gold Fields Limited	—	5
Westpac Bank Limited	88	—
Africa Vanguard Resources
(Doornkop) (Pty) Limited
(Nedbank Limited)	175	159
ARM Empowerment Trust 1
(Nedbank Limited)	—	412
ARM Empowerment Trust 2
(Nedbank Limited)	—	552
Auriel Alloys	—	1
Nedbank Limited	2 000	—
	2 263	1 129
Less: Short term portion	(15)	(6)
Total unsecured long-term borrowings	2 248	1 123
Total long-term borrowings	3 842	2 637

	30 September	30 September
	2007	2006
	R million	R million
9. Derivative financial instruments
Forward exchange commitment
Abelle Limited an indirect subsidiary, has a forward exchange contract in place for the purchase of the mining fleet used on the Hidden Valley project
The forward exchange contract is classified as speculative and the mark-to-market movement, R4.4 million, is reflected in the income statement
10. Commitments and Contingencies Capital expenditure commitments Contracts for capital expenditure	462	117
Authorised by the directors but not contracted for	1 870	2 071
	2 332	2 188
This expenditure will be financed from existing resources and where appropriate, borrowings

	30 September	30 September
	2007	2006
	R million	R million
Contingent liabilities
Guarantees and suretyships	18	18
Environmental guarantees	129	129
	147	147
11. Subsequent events
On 25 September 2007, Harmony Gold Mining Company Limited announced that it had entered into an agreement with Pamodzi Gold Limited (Pamodzi), where Pamodzi will render management services to ARMgold, with respect to the Orkney shafts. The commencement date was 25 September 2007 and the termination date is the earliest of the effective date (where the Orkney assets are sold to Pamodzi) or the date on which the sale of shares agreement fails to become of any force.
In consideration for rendering the management services, ARMgold shall pay Pamodzi an amount equal to the aggregate of the net smelter revenues for each production month, less the aggregate of the business expenses for that production month plus value-added tax.
12. GEOGRAPHICAL AND SEGMENT INFORMATION QUARTER ENDED 30 SEPTEMBER 2007 SOUTH AFRICA (Rand/metric)

		Cash	Cash
		operating	operating	Capital
	Revenue	cost	profit/(loss)	expenditure
	Rm	Rm	Rm	Rm
Quality ounces
Masimong	171	189	(18)	30
Leveraged ounces
Harmony 2	68	71	(3)	10
Merriespruit 1	49	60	(11)	9
Merriespruit 3	57	60	(3)	9
Unisel	98	85	13	9
Brand 3	70	62	8	5
Brand 5	—	4	(4)	—
Saaiplaas 3	—	—
Surface	46	22	24	5
Other	—	—	—	—
Total Freestate	559	553	6	77
Evander operations
Quality ounces
Evander 5	75	66	9	10
Evander 7	103	76	27	35
Evander 8	173	107	66	25
Evander 9	—	—	—	—
Surface	—	—	—	1
Other
Total Evander	351	249	102	71
Randfontein operations
Quality ounces
Cooke 1	84	65	19	3
Cooke 2	84	59	25	10
Cooke 3	139	90	49	30
Growth projects
Doornkop	71	63	8	71
Surface	42	22	20	13
Other	—
Total Randfontein	420	299	121	127
Elandsrand operations
Growth projects
Elandsrand	273	241	32	84
Surface	—	—
Other	—
Total Elandsrand	273	241	32	84

	Kilograms	Tons		Operating
	gold	milled	Grade	Cost
		T’000		R/kg
Quality ounces
Masimong	1 096	241	4.55	173 881
Leveraged ounces
Harmony 2	438	126	3.44	162 244
Merriespruit 1	314	94	3.35	192 605
Merriespruit 3	363	107	3.41	164 878
Unisel	628	139	4.53	134 873
Brand 3	445	108	4.13	138 914
Brand 5	—	—	—	—
Saaiplaas 3
Surface	297	1 577	0.19	73 267
Other	—	—	—	—
Total Freestate	3 581	2 392	1.50	154 865
Evander operations
Quality ounces
Evander 5	477	82	5.82	137 615
Evander 7	663	106	6.26	114 018
Evander 8	1 104	184	6.00	97 365
Evander 9	—	—	—	—
Surface	—	—	—	—
Other
Total Evander	2 244	372	6.03	110 840
Randfontein operations
Quality ounces
Cooke 1	537	82	6.56	120 404
Cooke 2	541	90	6.00	108 687
Cooke 3	890	149	5.96	101 880
Growth projects
Doornkop	454	126	3.61	139 057
Surface	272	513	0.53	80 306
Other
Total Randfontein	2 694	960	2.81	111 032
Elandsrand operations
Growth projects
Elandsrand	1 753	289	6.07	137 345
Surface
Other
Total Elandsrand	1 753	289	6.07	137 345

		Cash	Cash
		operating	operating	Capital
	Revenue	cost	profit/(loss)	expenditure
	Rm	Rm	Rm	Rm
Freegold operations
Quality operations
Tshepong	367	245	122	52
Growth projects
Phakisa	—	—	—	62
Leveraged ounces
Bambanani	203	202	1	25
Joel	65	69	(4)	11
Eland	—	—	—	—
Kudu/Sable	—	—	—	—
West shaft	—	—	—	—
Nyala	—	—	—	—
St Helena	27	46	(19)	3
AMF	3	—	3	—
Surface	6	5	1	6
Other	—
Total Freegold	671	567	104	159
ARMgold operations
Leveraged ounces
Orkney 2	53	58	(5)	6
Orkney 4	41	56	(15)	9
Orkney 7	20	31	(11)	11

		Cash	Cash
		operating	operating	Capital
	Revenue	cost	profit/(loss)	expenditure
	Rm	Rm	Rm	Rm
Surface	—	—	—	—
Other	—
Total ARMgold	114	145	(31)	26
Avgold operations
Quality ounces
Target	106	91	15	34
Surface	6	5	1	5
Other	—
Total Avgold	112	96	16	39
Kalgold operations
Surface	103	73	30	2
Other	—
Total Kalgold	103	73	30	2
Other entities	—	—	—	—
Total South Africa	2 603	2 223	380	585
Australia
Mt Magent	104	114	(10)	40
South Kal	87	71	16	51
Papua New Guinea	—	—	—	161
Other entities	—	—	—	—
Total Australia	191	185	6	252
Total Harmony	2 794	2 408	386	837

	Kilograms	Tons		Operating
	gold	milled	Grade	Cost
		T’000		R/kg
Freegold operations
Quality operations
Tshepong	2 345	386	6.08	104 352
Growth projects
Phakisa	—	—	—	—
Leveraged ounces
Bambanani	1 275	238	5.35	158 764
Joel	419	81	5.15	163 915
Eland	—	—	—	—
Kudu/Sable	—	—	—	—
West shaft	—	—	—	—
Nyala	—	—	—	—
St Helena	176	53	3.30	259 032
AMF	18	13	1.41	25 140
Surface	43	64	0.67	118 844
Other
Total Freegold	4 276	835	5.12	132 688
ARMgold operations
Leveraged ounces
Orkney 2	339	60	5.65	171 302
Orkney 4	267	80	3.33	208 703
Orkney 7	130	58	2.23	240 669
Surface	—	—	—	—
Other
Total ARMgold	736	198	3.71	197 094
Avgold operations
Quality ounces
Target	688	150	4.60	131 930
Surface	41	58	0.70	127 341
Other
Total Avgold	729	208	3.51	131 674
Kalgold operations
Surface	663	336	1.97	109 547
Other
Total Kalgold	663	336	1.97	109 547
Other entities	—	—	—	—
Total South Africa	16 676	5 590	2.96	130 417
Australia
Mt Magent	738	398	1.85	154 648
South Kal	522	274	1.90	135 186
Papua New Guinea	—	—	—	—

	Kilograms	Tons		Operating
	gold	milled	Grade	Cost
		T‘000		R/kg
Other entities	—	—	—	—
Total Australia	1 260	672	1.88	146 588
Total Harmony	17 936	6 262	2.86	134 304

		Cash	Cash
		operating	operating	Capital
	Revenue	cost	profit/(loss)	expenditure
	Rm	Rm	Rm	Rm
Included in the above are the following discontinued operations:
South Africa
Orkney 2	53	58	(5)	6
Orkney 4	41	56	(15)	9
Orkney 7	20	31	(11)	11
ARM surface	—	—	—	—
Kudu/Sable	—	—	—	—
Total SA	114	145	(31)	26
Australia
Mt Magent	104	114	(10)	40
South Kal	87	71	16	51
Total Australia	191	185	6	91
Total Harmony — discontinued operations	305	330	(25)	117
Total Harmony — continuing operations	2 489	2 078	411	720

	Kilograms	Tons		Operating
	gold	milled	Grade	Cost
		T‘000		R/kg
Included in the above are the following discontinued operations:
South Africa
Orkney 2	339	60	5.65	171 302
Orkney 4	267	80	3.33	208 703
Orkney 7	130	58	2.23	240 669
ARM surface	—	—	—	—
Kudu/Sable	—	—	—	—
Total SA	736	198	3.71	197 094
Australia
Mt Magent	738	398	1.85	154 648
South Kal	522	274	1.90	135 186
Total Australia	1 260	672	1.88	146 589
Total Harmony — discontinued operations	1 996	870	2.29	165 442
Total Harmony — continuing operations	15 940	5 392	2.96	130 416
GEOGRAPHICAL AND SEGMENT INFORMATION QUARTER ENDED 30 SEPTEMBER 2006 SOUTH AFRICA (Rand/metric)

		Cash	Cash
		operating	operating	Capital
	Revenue	cost	profit/(loss)	expenditure
	Rm	Rm	Rm	Rm
Freestate operations
Quality ounces
Masimong	189	126	63	25
Leveraged ounces

		Cash	Cash
		operating	operating	Capital
	Revenue	cost	profit/(loss)	expenditure
	Rm	Rm	Rm	Rm
Harmony 2	41	51	(10)	6
Merriespruit 1	52	40	12	5
Merriespruit 3	53	41	12	5
Unisel	94	55	39	9
Brand 3	56	43	13	2
Brand 5	1	3	(2)	—
Saaiplaas 3	—	—
Surface	22	16	6	5
Other	—
Total Freestate	508	375	133	57
Evander operations
Quality ounces
Evander 5	60	56	4	10
Evander 7	71	58	13	21
Evander 8	136	83	53	20
Evander 9	—	—	—	—
Surface	—	—	—	1
Other
Total Evander	267	197	70	52
Randfontein operations
Quality ounces
Cooke 1	81	63	18	5
Cooke 2	83	50	33	7
Cooke 3	134	89	45	18
Growth projects
Doornkop	64	52	12	58
Surface	10	3	7	12
Other	—
Total Randfontein	372	257	115	100
Elandsrand operations
Growth projects
Elandsrand	201	176	25	64
Surface	—	—	—	2
Other	—	—	—	—
Total Elandsrand	201	176	25	66

	Kilograms	Tons		Operating
	gold	milled	Grade	Cost
		T’000		R/kg
Freestate operations
Quality ounces
Masimong	1 301	249	5.22	96 209
Leveraged ounces
Harmony 2	288	86	3.34	172 665
Merriespruit 1	362	107	3.39	111 333
Merriespruit 3	367	103	3.56	112 972
Unisel	653	136	4.79	84 321
Brand 3	387	108	3.57	111 866
Brand 5	6	1	—	—
Saaiplaas 3
Surface	149	307	0.49	108 229
Other
Total Freestate	3 513	1 097	3.20	106 471
Evander operations
Quality ounces
Evander 5	418	101	4.15	134 868
Evander 7	490	100	4.92	119 180
Evander 8	943	201	4.68	87 722
Evander 9	—	—	—	—
Surface	—	—	—	—
Other
Total Evander	1 851	402	4.61	106 696
Randfontein operations
Quality ounces
Cooke 1	565	103	5.51	111 398
Cooke 2	578	95	6.09	86 922

	Kilograms	Tons		Operating
	gold	milled	Grade	Cost
		T‘000		R/kg
Cooke 3	931	147	6.32	95 878
Growth projects
Doornkop	443	127	3.48	116 686
Surface	71	46	1.54	42 884
Other
Total Randfontein	2 588	518	4.99	99 364
Elandsrand operations
Growth projects
Elandsrand	1 399	271	5.18	125 548
Surface	—	—	—	—
Other	—	—	—	—
Total Elandsrand	1 399	271	5.18	125 548

		Cash	Cash
		operating	operating	Capital
	Revenue	cost	profit/(loss)	expenditure
	Rm	Rm	Rm	Rm
Freegold operations
Quality operations
Tshepong	434	199	235	48
Growth projects
Phakisa	—	—	—	53
Leveraged ounces
Bambanani	210	176	34	25
Joel	109	62	47	5
Eland	6	—	6	—
Kudu/Sable	—	—	—	—
West shaft	17	23	(6)	2
Nyala	—	—	—	—
St Helena	19	31	(12)	1
AMF	—	—	—	—
Surface	6	—	6	2
Other	—
Total Freegold	801	491	310	136
ARMgold operations
Leveraged ounces
Orkney 2	49	51	(2)	7
Orkney 4	66	54	12	10
Orkney 7	14	17	(3)	14
Surface	—	—	—	—
Other	—
Total ARMgold	129	122	7	31
Avgold operations
Quality ounces
Target	164	46	118	22
Surface	1	3	(2)	—
Other	—
Total Avgold	165	49	116	22
Kalgold operations
Surface	66	44	22	1
Other	—
Total Kalgold	66	44	22	1
Other entities	—
Total South Africa	2 509	1 711	798	465
Australia
Mt Magent	198	122	76	20
South Kal	83	66	17	19
Papua New Guinea	—	73
Other entities	—	—
Total Australia	281	188	93	112
Total Harmony	2 790	1 899	891	577

	Kilograms	Tons		Operating
	gold	milled	Grade	Cost
		T‘000		R/kg
Freegold operations
Quality operations
Tshepong	3 037	459	6.61	65 656
Growth projects
Phakisa	—	—	—	—
Leveraged ounces
Bambanani	1 472	283	5.20	119 870
Joel	760	145	5.26	81 602
Eland	42	4	—	—
Kudu/Sable	—	—	—	—
West shaft	121	43	2.80	188 825
Nyala	—	—	—	—
St Helena	135	46	2.91	231 275
AMF	—	—	—	—
Surface	7	42	0.17	65 698
Other
Total Freegold	5 574	1 022	5.45	88 355
ARMgold operations
Leveraged ounces
Orkney 2	345	79	4.38	147 768
Orkney 4	461	108	4.29	116 979
Orkney 7	98	39	2.49	173 280
Surface	—	—	—	—
Other
Total ARMgold	904	226	4.00	134 840
Avgold operations
Quality ounces
Target	1 129	210	5.39	40 350
Surface	4	32	0.11	802 588
Other
Total Avgold	1 133	242	4.68	42 741
Kalgold operations
Surface	461	478	0.97	94 882
Other
Total Kalgold	461	478	0.97	94 882
Other entities
Total South Africa	17 423	4 256	4.09	98 199
Australia
Mt Magent	1 438	436	3.30	84 935
South Kal	611	363	1.68	108 384
Papua New Guinea
Other entities
Total Australia	2 049	799	2.56	91 914
Total Harmony	19 472	5 055	3.85	97 538

		Cash	Cash
		operating	operating	Capital
	Revenue	cost	profit/(loss)	expenditure
	Rm	Rm	Rm	Rm
Included in the above are the following discontinued operations:
South Africa
Orkney 2	49	51	(2)	7
Orkney 4	66	54	12	10
Orkney 7	14	17	(3)	14
ARM surface	—	—	—	—
Kudu/Sable	—	—	—	—
Total SA	129	122	7	31
Australia
Mt Magent	198	122	76	20
South Kal	83	66	17	19
Total Australia	281	188	93	39
Total Harmony — discontinued operations	410	310	100	70
Total Harmony — continuing operations	2 380	1 589	791	507

	Kilograms	Tons		Operating
	gold	milled	Grade	Cost
		T‘000		R/kg
Included in the above are the following discontinued operations:
South Africa
Orkney 2	345	79	4.38	147 768
Orkney 4	461	108	4.29	116 979
Orkney 7	98	39	2.49	173 280
ARM surface	—	—	—	—
Kudu/Sable	—	—	—	—
Total SA	904	226	4.00	134 840
Australia
Mt Magent	1 438	436	3.30	84 935
South Kal	611	363	1.68	108 384
Total Australia	2 049	799	2.56	91 914
Total Harmony — discontinued operations	2 953	1 025	2.88	165 359
Total Harmony — continuing operations	16 519	4 030	4.10	96 192

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 31, 2007
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott

Title: Interim Financial Director